Exhibit 12.2

Boston Edison Company

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Twelve Months Ended December 31, 2004

(in thousands)

Net income from continuing operations	$134,130
Income taxes	89,997
Fixed charges (including securitization certificates)	106,282

Total	$330,409

Interest expense	$83,838
Interest component of rentals	22,444

Subtotal	106,282
Preferred stock dividend requirements	3,275

Total	$109,557

Ratio of earnings to fixed charges	3.02